METZGER & McDONALD PLLC

A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger Direct Dial 214-740-5030 smetzger@pmklaw.com	3626 N. Hall Street, Suite 800 Dallas, Texas 75219-5133 214-969-7600 www.pmklaw.com	Facsimile 214-224-7555 214-523-3838 214-969-7635
December 23, 2009
Via EDGAR
The Securities and Exchange Commission
100 F. Street NE
Mail Stop 4628
Washington, D.C. 20549
Attn: Karl Hiller, Branch Chief
         Joanna Lam

Re:	New Concept Energy, Inc. (Commission File No. 000-08187; CIK No. 0000105744 — Form 10-K for the fiscal year ended December 31, 2008 filed April 15, 2009; Form 10-Q for the fiscal quarter ended March 31, 2009 filed May 13, 2009; Form 10-Q for the fiscal quarter ended June 30, 2009 filed August 14, 2009; Form 10-Q for the fiscal quarter ended September 30, 2009 filed November 13, 2009)
Ladies and Gentlemen:
     On behalf of New Concept Energy, Inc., a Nevada corporation (“GBR”), this letter is being filed as correspondence uploaded on the EDGAR system on behalf of GBR in response to a letter of comment from the Staff of the Securities and Exchange Commission dated December 15, 2009. The response to such letter of comments by GBR cannot reasonably be made within ten business days after December 15, 2009 by reason of previously scheduled commitments of personnel over the holidays. GBR will not be able to provide a response to the letter of comments until at least January 19, 2010 which is approximately ten business days after the completion of the Christmas and year end holidays.
     This letter is being filed under the EDGAR system following a telephone conversation between Joanna Lam of the Staff of the Securities and Exchange Commission (“SEC”) who herself has indicated she will not be returning to the office until January 5, 2010. If you would like to discuss any item concerning the referenced matter or included in this letter, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct.
     Very truly yours,

/s/ Steven C. Metzger
Steven C. Metzger

cc:	Gene S. Bertcher, President New Concept Energy, Inc. 1755 Wittington Place, Suite 340 Dallas, Texas 75234